UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______
Commission file number 1-4879
DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES

(Full title of the plan)
Diebold, Incorporated 5995 Mayfair Road PO Box 3077   North Canton, Ohio 44720-8077

(Name of issuer of the securities held by the plan and the address of its principal executive office)

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Annual Report Index
December 31, 2014 and 2013

The following unaudited financial statements and other information of Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates are included herewith:

•	Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013;

•	Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014;

•	Notes to Financial Statements
The following supplemental schedule of Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates included in the Annual Report of the Plan on Form 5500 filed with the Department of Labor as of December 31, 2014 is included herewith:

•	Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014
All other supplemental schedules and notes for which provision is made in the applicable rules and regulations of the Department of Labor Regulations are not required under the related instructions or are inapplicable and, therefore, have been omitted.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Table of Contents

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Required Information

The Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates (the Plan) is subject to the requirements of the Employee Retirement Security Act of 1974 (ERISA). The following financial statements and schedules of the Plan have been prepared in accordance with the financial reporting requirements of ERISA under 29 CFR 2520.104-41. The financial statements and schedules are unaudited as the Plan has claimed a waiver of the annual examination and report of an independent qualified accountant under 29 CFR 2520.104.46.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	December 31,
	2014	2013
	(Unaudited)	(Unaudited)
Investments, at fair value	$735,706	$697,831
Notes receivable - participant	54,934	39,965
Contribution receivable - participant	3,151	2,051
Contribution receivable - employer	1,599	1,043
Net assets available for benefits	$795,390	$740,890

See accompanying notes to financial statements.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Statements of Changes in Net Assets Available for Benefits
For the year ended December 31, 2014

(Unaudited)
Additions
Contributions:
Participant	$45,221
Employer	23,175
Total contributions	68,396
Investment income:
Interest and dividends	19,095
Net appreciation in the fair value of investments	25,382
Interest income, notes receivable - participant	2,303
Total investment income	46,780
Total additions	115,176

Deductions
Benefits paid to participants	60,406
Administrative expenses	270
Total deductions	60,676
Net increase during the year	54,500

Net assets available for benefits:
Beginning of year	740,890
End of year	$795,390

See accompanying notes to financial statements.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Notes to Financial Statements (UNAUDITED)
December 31, 2014 and 2013

(1) Description of the Plan

The following brief description of the Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

Effective October 1, 2008, the Plan was established for the exclusive benefit of the employees of the Diebold, Incorporated (the Employer or the Company) who reside in Puerto Rico. The Plan is subject to certain provisions of the Employee Retirement Security Act of 1974 (ERISA).

Effective October 1, 2013, the Plan was amended to change its trustee from UBS Trust Company to Banco Popular. The recordkeeper was changed to Bank of America and all participant accounts were transferred from the previous recordkeeper, Vanguard Fiduciary Trust Company.

(b) Contributions

The Plan allows each participant to voluntarily contribute from one to ten percent (in one percent increments) of pre-tax compensation, but not in excess of $15,000 or such indexed maximum amounts permitted by the Puerto Rico Internal Revenue Code of 1994, as amended. The Employer match is set by the Employer's Board of Directors and is evaluated at least annually.

Effective January 1, 2014, the Employer Basic Matching Contribution for employees hired before July 1, 2003 increased from 30 percent to 60 percent of a participant’s pre-tax contributions during each payroll period up to six percent of the participant’s compensation in such payroll period. This change resulted from a freeze in benefits in the Retirement Plan for Salaried Employees and, therefore, all participants began receiving equal Employer Basic Matching in 2014.

(c) Participants' Accounts

Each participant directs his or her contributions, as well as any Employer matching contributions, into any of several investment funds within the Plan with a minimum investment in any fund of one percent. Participants' accounts are valued on a daily basis. The Plan utilizes cash equivalents to temporarily hold monies pending settlement for transactions initiated by a participant, contributions received not yet allocated or the value of any distributions payable from the trust.

(d) Vesting

All participant's pre-tax contributions and earnings are immediately vested and non-forfeitable. For employees hired before July 1, 2003, the Employer's contributions and earnings are immediately vested and non-forfeitable. For employees hired on or after July 1, 2003, the Employer's contributions and earnings are vested in accordance with the following schedule: less than three years service, zero percent; three or more years of service, 100 percent.

(e) Distribution of Benefits

Upon termination of service with the Employer or a participating affiliate, a participant may elect to receive his or her total vested account balance in a lump sum payment, defer receipt until his/her retirement date, or make a direct rollover to a qualified plan if such total account balance exceeds $5,000. If the vested account balance does not exceed $5,000, the participant may elect to receive his or her total account balance in a lump sum payment or make a direct rollover to a qualified plan. If the account balance is greater than $1,000 and the participant does not elect one of the noted options, the Plan Administrator (the Administrator) will pay the distribution in a direct rollover to the individual retirement annuity plan designated by the Administrator. If the account balance is $1,000 or less and the participant does not make a distribution election, the funds are distributed in the form of a cash lump sum. The Administrator or its designee shall make such determination on a periodic basis, at least annually. For any funds invested in the Diebold Company Stock Fund, the participant may make an election to receive cash or the Employer's common stock.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Notes to Financial Statements (UNAUDITED)
December 31, 2014 and 2013

(f) Notes Receivable - Participant

Loan transactions are treated as transfers between the various funds and the Loan Fund. Under the terms of the Plan, active participants of the Plan may borrow against their total account balance except for their balance in the Retiree Medical Funding Account. The minimum amount of any loan is $1,000 and the maximum is $50,000 or 50 percent of a participant's current vested balance (in $100 increments), whichever is less. The loans are secured by the balance in the participant's account. Loan payments, which include principal and interest, are made through equal payroll deductions over the loan period of two to five years. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a taxable distribution, the participant loan balance is reduced and a benefit payment is recorded.

Interest charged, which is based on the prime interest rate plus one percent as of the loan effective date, is determined by the Employer and was 4.25 percent at December 31, 2014 and 2013, respectively.

(g) Withdrawals

A financial hardship provision is available, enabling a participant to withdraw an amount to cover an immediate financial need.

(h) Expenses

All costs and expenses incident to the administration of the Plan are paid by the Administrator, or at the discretion of the Administrator, paid from the assets of the Plan, except for loan processing and administration fees associated with the Loan Fund, which are borne by the individual loan participants.

(i) Forfeited Accounts

Forfeited accounts are used to reduce future employer contributions or administrative expenses.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Administrator has evaluated subsequent events through the date the Plan financial statements are issued. There were no subsequent events that have occurred which would require adjustments to or disclosure in the Plan financial statements.

(b) Recently Issued Accounting Guidance

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share or Its Equivalent (ASU 2015-07). The amendments in this update remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The standard is effective for the Plan on December 15, 2015, with early adoption permitted. The adoption of this update is not expected to have a material impact on the financial statements of the Plan.

(c) Investment Valuation and Investment Income

The Plan's investments are stated at fair value as of the last business day of the Plan year. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. The Plan's investment options include a collective investment trust of Diebold common shares in which the Company's defined contribution plans participate on a unit basis. Diebold common shares are traded on a national securities exchange and participation units in The Diebold Company Common Stock Fund are

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Notes to Financial Statements (UNAUDITED)
December 31, 2014 and 2013

valued at the last reported sales price on the last business day of the plan year. The valuation per share of The Diebold Company Common Stock was $34.64 and $33.01 at December 31, 2014 and 2013, respectively. The valuation per unit of The Diebold Company Common Stock Fund was $11.85 and $11.31 at December 31, 2014 and 2013, respectively.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Realized and unrealized gains and losses derived from investment activities and are allocated among the individual accounts in proportion to their respective balances immediately preceding the valuation date and included in net appreciation in the fair value of investments. Realized gains and losses are calculated as the difference between the historical cost and the market value at either the end of the plan year or when sold.

(d) Notes Receivable - Participant

Participant loans are classified as notes receivable from participants and are measured at their unpaid principal balance plus any accrued interest. No allowance for credit losses has been recorded as of December 31, 2014 and 2013.

(e) Benefit Payments

Benefits are recorded when paid.

(f) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

(g) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(3) Investments

The following presents investments that represent five percent or more of the Plan's assets available for benefits as of December 31:

	2014		2013
	Number of	Fair	Number of	Fair
	Shares/Units	Value	Shares/Units	Value
Invesco Stable Value Retirement Trust	234,378	$234,378	247,317	$247,317
Vanguard Institutional Index	680	128,355	618	104,592
Diebold Company Stock Fund	7,592	89,938	8,197	92,680
Loomis Sayles Bond Fund	5,687	84,333	5,136	77,862
Invesco Diversified Fund	3,033	55,509	2,790	47,227

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Notes to Financial Statements (UNAUDITED)
December 31, 2014 and 2013

All investments as of December 31, 2014 and 2013 are participant-directed.

At December 31, 2014 and 2013, the Plan has an interest in a fully benefit-responsive group annuity contract as part of the Invesco Stable Value Retirement Trust (the Invesco Trust) option established and maintained by Invesco National Trust Company (the Invesco Trustee), a national trust bank organized and existing under the laws of the United States.

The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. To the extent that the Invesco Trust has unrealized gains and losses (that are accounted for, under contract value accounting, through the value of the synthetic contract), the interest crediting rate may differ from then-current market rates. An investor currently redeeming Invesco units may forgo a benefit, or avoid a loss, related to a future crediting rate different from then-current market rates. Investments in mutual funds and bond trusts are valued at the net asset value of each fund or trust determined as of the close of the New York Stock Exchange (generally 4 p.m., Eastern time) on the valuation date.

The average yield earned by the Invesco Trust for fully benefit-responsive investment contracts was 1.53 percent and 1.28 percent for the years ended December 31, 2014 and 2013, respectively. The average yield earned and paid to plan participants by the Invesco Trust was 1.59 percent and 1.27 percent for the years ended December 31, 2014 and 2013, respectively.

Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include, but are not limited to, partial or complete legal termination of the Trust or a unit holder, tax disqualification of the Trust or unit holder, and certain Trust amendments if the issuer's consent is not obtained. As of December 31, 2014, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable.

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of participant, Employer, or Plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value for the years ended December 31, 2014 as follows:

Balanced Funds	$4,065
Bond Funds	(1,508)
Diebold Company Stock Fund	5,231
Stock Funds	17,146
Common Collective Trusts	448
$25,382

(4) Fair Value Measurements

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or inputs, other than quoted prices in active markets, that are observable either directly or indirectly.

Level 3: Unobservable inputs for which there is little or no market data.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Notes to Financial Statements (UNAUDITED)
December 31, 2014 and 2013

Investments measured at fair value on a recurring basis are as follows:

	Fair Value at	Fair Value Measurements Using
	December 31, 2014	Level 1	Level 2
Balanced Funds	$103,311	$103,311	$—
Bond Funds	101,541	101,541	—
Diebold Company Stock Fund	89,938	89,938	—
Stock Funds	201,435	201,435	—
Common Collective Trusts	239,481	—	239,481
Total	$735,706	$496,225	$239,481

	Fair Value at	Fair Value Measurements Using
	December 31, 2013	Level 1	Level 2
Balanced Funds	$94,790	$94,790	$—
Bond Funds	195,896	195,896	—
Diebold Company Stock Fund	92,680	92,680	—
Stock Funds	62,548	62,548	—
Common Collective Trusts	251,917	—	251,917
Total	$697,831	$445,914	$251,917

Assets valued using level 1 inputs in the table above represent assets from the Plan and are valued based on the number of shares in the funds using a closing price per share traded in an active market. Assets valued using level 2 inputs in the table above represent the Plan's investment in fully benefit-responsive investment contracts and a collective fund for qualified plans that approximates the risk and return of the S&P Midcap 400 Index. Investments in fully benefit-responsive investment contracts are valued at fair value by discounting the related cash flows based on current yields of similar investments with comparable durations. Investments in money market funds are valued at the NAV of shares held by the Plan.

During December 31, 2014 and 2013, there were no transfers between levels or changes in the methodologies used for assets measured at fair value.

(5) Tax Status

The Department of the Treasury of Puerto Rico has determined and informed the Employer by a letter dated March 17, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code of 1994, as amended (Code). Although the Plan has been amended since receiving the letter, the Administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

On January 1, 2011, Puerto Rico adopted a new tax code called the "Internal Revenue Code of a New Puerto Rico". This new Puerto Rico Code introduces numerous changes that affect employee benefits such as the Plan. The Company is working with Puerto Rico counsel to adopt all necessary provisions and filed a request in July 2014 with the Puerto Rico Treasury Department (Hacienda) as required. Due to the substantial backlog relating to request, the determination status of the Plan is pending.

(6) Plan Termination

Although it has not expressed any intent to do so, the Employer reserves the right at any time, by action of its Board of Directors, to terminate the Plan or discontinue contributions thereto. In the event of Plan termination, participants would become 100 percent vested in their Employer contributions.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Notes to Financial Statements (UNAUDITED)
December 31, 2014 and 2013

(7) Party In Interest Transactions

The Diebold Company Stock Fund is designed primarily for investment in common stock of Diebold, Incorporated.

The previous trustee, Vanguard Fiduciary Trust Company, served as the fund manager for various funds held by the Plan during 2013.

(8) Plan Amendment - Voluntary Early Retirement Program

On October 31, 2013, the Plan was amended for the purpose of implementing a Voluntary Early Retirement Program (VERP) for Plan associates who are also participants in the Diebold, Incorporated Retirement Plan for Salaried Employee (the Pension Plan). The VERP allowed Pension Plan participants to voluntarily roll over their lump sum distribution from the Pension Plan into the 401(k) Plan. The amendment was effective October 1, 2013.

DIEBOLD, INCORPORATED 401(K) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014
EIN: 34-0183970
PLAN NUMBER: 001

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units	Cost	Current Value
	Allianzgi International Value Fund	Registered Investment Company	25	**	$531
	Calamos International Fund	Registered Investment Company	5	**	82
	Invesco Diversified Fund	Registered Investment Company	3,033	**	55,509
	Janus Triton Fund	Registered Investment Company	17	**	394
	John Hancock Disciplined Fund	Registered Investment Company	24	**	471
	Loomis Sayles Bond Fund	Registered Investment Company	5,687	**	84,333
	Loomis Sayles Small Cap Value Fund	Registered Investment Company	6	**	191
	Oppenheimer Developing Markets Fund	Registered Investment Company	3	**	121
	T Rowe Price Blue Chip Growth Fund	Registered Investment Company	233	**	15,682
	Vanguard Institutional Index	Registered Investment Company	680	**	128,355
	Vanguard PRIMECAP Fund	Registered Investment Company	1	**	99
	Vanguard Target Retirement 2010 Fund	Registered Investment Company	510	**	13,436
	Vanguard Target Retirement 2015 Fund	Registered Investment Company	862	**	13,179
	Vanguard Target Retirement 2020 Fund	Registered Investment Company	6	**	173
	Vanguard Target Retirement 2025 Fund	Registered Investment Company	3	**	56
	Vanguard Target Retirement 2030 Fund	Registered Investment Company	1,321	**	38,362
	Vanguard Target Retirement 2035 Fund	Registered Investment Company	359	**	6,402
	Vanguard Target Retirement 2040 Fund	Registered Investment Company	184	**	5,470
	Vanguard Target Retirement 2045 Fund	Registered Investment Company	1,184	**	22,085
	Vanguard Target Retirement 2050 Fund	Registered Investment Company	136	**	4,016
	Vanguard Target Retirement Income Fund	Registered Investment Company	10	**	132
	Vanguard Total Bond Market Index Fund	Registered Investment Company	1,583	**	17,208
	Invesco Stable Value Retirement Trust	Common / Collective Trust	234,378	**	234,378
	Northern Trust S&P 400 Index Fund	Common / Collective Trust	23	**	5,103
*	Diebold Company Stock Fund	Company Stock Fund	7,592	**	89,938
*	Participant Loans	2 – 5 years; 4.25%	—	***	54,934
					$790,640

*    Party-in-interest
**    The cost of participant loans is $0 based upon instructions for the Form 5500 Schedule Line 4i
***    Information not required pursuant to instructions to Form 5500 for participant-directed funds

Signatures

Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of Diebold, Incorporated, the Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES

Date: June 26, 2015	By: /s/ Christopher A. Chapman
Christopher A. Chapman
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)